                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)

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                                 Stamps.com Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 per share
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                         (Title of Class of Securities)

                                    852857200
                   -----------------------------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) (239) 262-8577
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 24, 2006
                   -----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 6 pages

----------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------                                                 -----------
CUSIP No. 852857200                    13D                          Page 2 of 6
-------------------                                                 -----------

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  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lloyd I. Miller, III           ###-##-####
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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)    [ ]

                                                                (b)    [ ]
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  3       SEC USE ONLY


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  4       SOURCE OF FUNDS*

          PF-OO
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  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)

                                                    [ ]
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  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                                 7       SOLE VOTING POWER

                                         826,994
           NUMBER OF          -------------------------------------------------
            SHARES               8       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      1,074,576
             EACH             -------------------------------------------------
           REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON
             WITH                        826,994
                              -------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         1,074,576
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 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,901,570
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 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                              [ ]
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 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.2%
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14        TYPE OF REPORTING PERSON*

          IN-IA-OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                    Page 3 of 6
Introduction

     This constitutes Amendment No. 4 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated April 30, 2002, as amended (the "Statement"), relating to the common stock, par value $0.001 per share (the "Shares") of Stamps.com Inc., a Delaware corporation (the "Company"). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Considerations

     Item 3 of the Statement is hereby amended and restated in its entirety as follows:

     Mr. Miller is an investment advisor to the trustee of Trust A-4 and Trust C (the "Trusts") pursuant to an Investment Advisory Agreement, dated April 1, 2002, by and between, Mr. Miller and PNC Bank, National Association. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts one of which was Trust A-4. All of the Shares purchased by Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate purchase price for the Shares in Trust A-4 was $3,763,485.28. All of the Shares purchased by Trust C were purchased by funds generated and held by Trust C. The aggregate purchase price for the Shares in Trust C was $3,440,100.28.

     Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of (i) Milfam I L.P. ("Milfam I"), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. ("Milfam II") a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

     Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares in Milfam I was $334,400.00.

     Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam
II. The aggregate purchase price for the Shares in Milfam II was $2,834,414.05.

     All of the Shares purchased by Mr. Miller on his own behalf, were purchase with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf was $359,867.50.

     Mr. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA"). One such account is for Alexandra Miller ("Alex UGMA") and another is for Lloyd I. Miller, IV ("Lloyd IV UGMA" and together with the Alex UGMA, the "Miller UGMA's"). All of the Shares Mr. Miller is deemed to beneficially own in the Miller UGMA's were purchased with money held by the Miller UGMA's. The aggregate purchase price for the Shares in the Alex UGMA was $6,059.98. The aggregate purchase price for the Shares in the Lloyd IV UGMA was $6,059.98.

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                                                                    Page 4 of 6

     Kimberley S. Miller is Mr. Miller's former wife. All of the Shares Mr. Miller is deemed to beneficially own, as Kimberley S. Miller's former spouse, were purchased with personal funds held by Kimberley S. Miller. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as Kimberley S. Miller's former spouse was $2,942.90.

     Mr. Miller shares investment and dispositive power over securities held by Marli Miller in the Marli Miller Custodian Managed Account established pursuant to a PNC Advisors Custody Agreement dated as of December 9, 2003 ("Marli Managed"). All of the Shares held by Marli Managed were obtained pursuant to distributions received from a grantor retained annuity trust.

     Item 4. Purpose of the Transaction

     Item 4 of the Statement is hereby amended by adding at the end thereof the following:

     As of February 6, 2006, Mr. Miller considers his beneficial ownership reported herein of the 1,901,570 Shares as an investment in the ordinary course of business. The purpose of this Amendment is to report that since the filing of Amendment No. 3 to the Statement, dated November 29, 2005, a material change of greater than one percent occurred in the percentage of Shares beneficially owned by Mr. Miller.

     Item 5. Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     (a) Mr. Miller beneficially owns 1,901,570 Shares which is 8.2% of the 23,306,579 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 23,306,579 outstanding Shares is the sum of the following amounts: (i) 23,296,579 outstanding Shares as of October 31, 2005 pursuant to the Company's Form 10-Q filed on November 9, 2005 and (ii) 10,000 immediately exercisable options.

     As of the date hereof, 673,794 of such beneficially owned Shares are owned of record by Trust A-4; 187,266 of such beneficially owned Shares are owned of record by Trust C; 55,000 of such beneficially owned Shares are owned of record by Milfam I L.P.; 488,977 of such beneficially owned Shares are owned of record by Milfam II L.P.; 280,517 of such beneficially owned Shares are owned of record by Mr. Miller directly (including options to purchase 10,000 Shares); 1,000 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 1,000 of such beneficially owned Shares are owned of record by Alexandra UGMA; 500 of such beneficially owned Shares are owned of record by Kimberly S. Miller; and 213,516 of such beneficially owned Shares are owned of record by Marli Managed.

     (b) Mr. Miller has or may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4, Trust C, Kimberly S. Miller and Marli Managed. Mr. Miller has or may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P., Lloyd IV UGMA, Alexandra UGMA, and Mr. Miller directly.

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                                                                    Page 5 of 6

     (c) The table below details the transactions that were effected during the past 60 Days.

                                 MILFAM II L.P.

                          Number of        Price          How
Date of Transaction       Shares Sold      Per Share      Transaction Effected
-------------------       -----------      ---------      --------------------
December 5, 2005          3,721            $24.10         Open Market Sale
December 12, 2005         20,729           $24.3508       Open Market Sale
January 6, 2006           108,650          $25.0542       Open Market Sale
January 9, 2006           16,900           $25.9089       Open Market Sale
January 9, 2006           15,200           $26.0601       Open Market Sale
January 10, 2006          16,100           $26.2716       Open Market Sale
January 11, 2006          14,800           $26.4669       Open Market Sale
January 12, 2006          15,512           $26.6583       Open Market Sale
January 13, 2006          6,479            $26.81         Open Market Sale
January 19, 2006          6,909            $26.8952       Open Market Sale
January 20, 2006          3,400            $27.010        Open Market Sale
January 23, 2006          104              $27.01         Open Market Sale
January 24, 2006          19,016           $27.1022       Open Market Sale
January 25, 2006          1,225            $27.21         Open Market Sale
January 26, 2006          51,255           $27.5953       Open Market Sale
January 27, 2006          22,700           $28.1095       Open Market Sale
January 30, 2006          21,600           $28.4058       Open Market Sale
January 31, 2006          2,948            $28.5829       Open Market Sale

* All of the transactions listed in the above chart were effected pursuant to a trading plan compliant with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

** On December 7, 2005 a final annuity distribution was made pursuant to the terms of a grantor retained annuity trust whereby Milgrat I (AAA) transferred to Trust C 49,892 Shares, 30,616 Shares to Mr. Miller and 30,615 Shares to Marli Managed.

     (d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

     (e) Not applicable.

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                                                                    Page 6 of 6

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 2006

                                           /s/ Lloyd I. Miller, III
                                           ----------------------------
                                               Lloyd I. Miller, III